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Kaitlin McGrath kaitlin.mcgrath@dechert.com +1 617 728 7116 Direct +1 617 275 8395 Fax

October 13, 2023

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alberto H. Zapata

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811-22733; Amendment to Registration Statement on Form N-1A

Dear Mr. Zapata:

On behalf of the Registrant, I submit this letter in response to the comment received by telephone on October 12, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to prior correspondence filed on September 29, 2023 (the “Prior Comments”) in connection with Post-effective Amendment No. 56 under the Securities Act of 1933, as amended, and Amendment No. 59 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on August 2, 2023, accession no. 0001193125-23-201190 (the “Registration Statement”) relating to the registration of John Hancock Fundamental All Cap Core ETF (the “Fund”), a new series of the Registrant.

Below is a summary of the comment regarding the Registration Statement provided by the Staff on October 12, 2023. The Registrant believes that the disclosure changes and supplemental response discussed in this letter are fully responsive to the Staff’s additional comment, and resolve any matters raised. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

October 13, 2023 Page 2

1.

Comment – In response to Comment 10 of the Prior Comments, the Registrant added, “[t]he fund may trade securities actively” to the Fund’s principal investment strategies. Please provide additional disclosure to provide context regarding how the active trading relates to the Fund’s principal investment strategies. Please also provide acknowledgement of the trading costs that come with the increase in turnover.

Response – In response to the Staff’s comment, the Registrant has revised the following language in the Fund’s principal investment strategies as follows:

~~The~~Because the fund is actively managed, it may trade securities actively.

The Registrant notes that “High portfolio turnover risk” in the “Fund summary — Principal risks” section states that “[t]rading securities actively and frequently can increase transaction costs (thus lowering performance) and taxable distributions.” In addition, the Registrant notes that the corresponding risk in the “Fund details — Principal risks of investing” section further states that “[a] high fund portfolio turnover rate (over 100%) generally involves correspondingly greater brokerage commission and tax expenses, which must be borne directly by a fund and its shareholders, respectively.”

If you have any questions, please call me at 617-728-7116.

Sincerely,

/s/ Kaitlin McGrath
Kaitlin McGrath

cc: Mara C. S. Moldwin
Kinga Kapuscinski
Christopher P. Harvey
Allison M. Fumai
Cynthia Yi